

savannah

SAUCE COMPANY


Land of the Free
Home of the Brave
savannah
Fiery Herb
Wing Sauce & Marinade
All Natural
Sweet Chili Sauce
NET WT. 16 OZ.
Bacon Ketchup
Raspberry Chipotle
Sauce
NET WT. 16 OZ.
Jalapeño Honey Mustard
FROG Jam
Mild
Peach Salsa
Bacon Salsa

WE OFFER UNIQUE ALL-NATURAL, HIGH QUALITY GOURMET SAUCES IN THE CONVENIENCE OF A BOTTLE. WE ENABLE THE AVERAGE COOK TO CREATE GOURMET QUALITY MEALS.



1ST PROBLEM

A lack of all-natural gourmet variety readily accessible sauces and condiments for health-conscious active lifestyle foodies.

2ND PROBLEM

Contemporary foodies not only demand premium quality health conscious products, they also require these products and the companies that sell them operate on a socially responsible platform.



THE SOLUTION

Reasonably priced, ready made, gourmet salsas, sauces , jams and relishes crafted for the health-conscious foodie with a discerning palate.

$21 BILLION DOLLAR INDUSTRY

According to IBIS World Industry Analyst Melissa Imbruglia, salad dressings, sauces and marinades inspire new flavors and meal ideas. The "Shopping for Health 2012" survey was referenced throughout the article and used as a benchmark for consumer demand, shopping behaviors and product innovation. Some key takeaways from the article include:

Other sauce categories capitalized on flavor trends including the use of bacon in soups and mustards, sauces featuring game meats like rabbit and venison, and expanding the balsamic flavor beyond salad dressings and vinegars to condiment sauces.

For marinades, sweet-hot and tangy-hot flavors are booming while sweet or sweet/tart flavors are favorites among barbecue sauces

The "Shopping for Health 2012" survey also found that consumers are more interested in protein and sodium content. Sodium was ranked as the top concern among label-reading consumers.

Balsamic, ranch and raspberry were the top three salad dressing flavors for new product innovations. Bacon, pomegranate and zesty flavors were also popular.

$140M Serviceable Addressable Market [SAM]

GROWTH STRATEGY







Savannah Sauce Co.
Savannah, Georgia
LOCAL
WHOLE FOODS

- We began with one store in Savannah, Georgia with two sauces. To date we are in 44 stores in Al, GA, MS, NC, SC,TN.

- We are seeking expansion into the Florida, Mid-Atlantic, Southwest, Northwest and North Atlantic Regions of Whole Foods Market by the end of 2017

2016 WOMAN
VETREPRENEUR
OF THE YEAR
JPMORGAN CHASE & CO.
NaVOBA

- We have isolated several large retailing concerns that encourage business relationships with veteran-own businesses. We in turn, support philanthropic causes that directly assist homeless veterans.

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CUSTOMERS

10

New Stores / month

ENGAGEMENT

6K

Consumers / month

MONETIZATION

$30K

New Revenue / month

COMPETITORS

   

The major competitors include Tessemae's All-natural , The Natural Sauce Company, Salamander Sauce Company and Pluto's.

Tessemae's is currently in 120 Whole Foods nationwide. Tessemae's has sophisticated distribution channels and a variety of robust flavorings. Their products are all-natural and certified gluten free and organic. The offer the greatest competition in the salad dressing market.

The Natural Sauce Company- Not much data found about this company beyond their Facebook Page.

Salamander Sauce Company- This company sells some pretty awesome sauces that are designed for the spicier palate. The company is limited to small batches.

Plutos – caters to a Caribbean market and has excellent distribution but offer no direct competition.

THE TEAM



Tracey Richburg
Founder/CEO



Mike Roberson
V.P. New Business
Development/Co-founder

WHERE WE ARE


We are here!
Stage 1
Marketing
Analysis
Stage 2
Develop Product
Stage 3
Generate
Sales
Stage 4
Generate
Sales
Stage 5
Raise Capital for
Expansion,



" *I* am pleased to recommend Savannah Sauce Company. I find their products excellent. I particularly appreciate the company's dedication to social causes in our community. Their support of the Tiny House Project for homeless veterans will make a difference in many lives. I urge you to support this great company. Cindy Kelley, Executive Director, Chatham Savannah

Use of Funds

Inventory
Local Access Commercials
Distribution
In-store demos

